

ARLS
P.E. 12/31/04

*Utah Medical Products, Inc.


SEC MAIL PROCESSING
RECEIVED
APR 05 2005
WASH, D.C.
202
SECTION

Annual Report 2004

Utah Medical Products, Inc.

Utah Medical Products, Inc., with particular interest in healthcare for women and their babies, develops, manufactures, assembles and markets a broad range of disposable and reusable specialty medical devices designed for better health outcomes for patients and their care providers.


30
20
10
0
00 01 02 03 04
Net Sales
(millions of dollars)


60
50
40
00 01 02 03 04
Gross Profit Margin
(percent of sales)


9
6
3
0
00 01 02 03 04
Operating Profits
(millions of dollars)

Five-year Summary of Operations

(In thousands, except per share data)

	2004	2003	2002	2001	2000
Net sales	$ 26,485	$ 27,137	$ 27,361	$ 26,954	$ 27,193
Net income					
Before extraordinary items	7,166	7,335	7,165	5,934	5,373
Extraordinary items	3,054	13,426	—	—	—
Total net income	10,220	20,761	7,165	5,934	5,373
Total assets	41,262	49,694	23,387	23,572	25,423
Long-term debt	—	—	4,956	2,501	10,000
Stockholders' equity	36,157	36,532	15,722	18,207	12,347
Earnings per common share (diluted)					
Before extraordinary items	$ 1.53	$ 1.50	$ 1.36	$ 1.14	$ .90
Extraordinary items	$ .65	$ 2.75	—	—	—
Total earnings per common share (diluted)	$ 2.19	$ 4.25	$ 1.36	$ 1.14	$ .90
Cash dividends per share	$ .45	None	None	None	None
Weighted average common shares (diluted)	4,675	4,885	5,263	5,210	5,978


16
4
2
1
0
00 01 02 03 04

Net Profits
(millions of dollars)
Extraordinary items

Quarterly Income Statement Summaries

(In thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Net sales	$ 6,616	$ 6,827	$ 6,670	$ 6,372
Gross margin	3,850	3,934	3,779	3,503
Net income before extraordinary items	1,826	1,841	1,807	1,693
Extraordinary items	3,349	—	—	(296)
Earnings per share before extraordinary items	$ .38	$ .38	$ .39	$ .39
Extraordinary items	$ .69	—	—	$ (0.07)
2003				
Net sales	$ 6,877	$ 6,840	$ 6,761	$ 6,659
Gross margin	3,977	4,033	3,979	3,902
Net income before extraordinary item	1,788	1,837	1,861	1,848
Extraordinary item	—	—	—	13,426
Earnings per share before extraordinary item	$ .37	$ .38	$ .38	$ .38
Extraordinary item	—	—	—	$ 2.73
2002				
Net sales	$ 6,705	$ 6,800	$ 7,005	$ 6,854
Gross margin	3,816	3,917	4,079	3,951
Net income	1,712	1,785	1,883	1,785
Earnings per share	$ .32	$ .33	$ .36	$ .35


4.00
2.00
1.00
0
00 01 02 03 04

Earnings per Share
(dollars)
Extraordinary items

To Our Stockholders

In 2004, Utah Medical Products, Inc. (UTMD) continued to execute its mission of providing high quality, safe and effective products that help physicians and nurses protect the health of women and their children.

In regard to financial performance, 2004 earnings per share (EPS) from regular operations were $1.53 compared to $1.50 in 2003, a 2% increase, although consolidated sales declined 2%. Profit margins, down somewhat relative to the prior year in which we set profitability records, were squeezed because of a special discount given to customers for about three months, providing less revenues to absorb constant overhead costs, plus higher incremental direct labor and raw material costs. In addition to regular EPS, UTMD recorded another $.65 in EPS related to extraordinary items. UTMD's balance sheet remained very strong and is capable of supporting initiatives in 2005 for continued growth in shareholder value.

For financial details, shareholders may wish to access UTMD's January 20, 2005 press release reporting audited 2004 financial results via the Company's website, www.utahmed.com, the MD&A section of this report or UTMD's SEC Form 10-K.

I am grateful for our customers who expressed confidence in the Company by continuing to purchase its products, for our experienced employees who remained committed to executing our mission, and to shareholders who retained, and in some cases increased, their ownership positions.

The start of a quarterly dividend, which currently annually represents about 3% of the share price, was meant to help recognize our shareholders' loyalty.

In addition, we took advantage of an opportunity after August 10 to repurchase 426,000 shares representing about 9% of outstanding shares at a cost of $7.5 million, or $17.61 per share including transaction costs. For the entire year, we repurchased about 556,000 shares at an average of $19.24 per share. This will enhance future EPS performance and testifies to the board of directors' confidence in the value of UTMD's business enterprise.

Among the press releases that the Company has published regarding the U.S. Food & Drug Administration (FDA), I would like to call shareholders' attention in particular to the August 16, 2004 comments by UTMD's independent outside directors. Although these individuals do have some financial interest in UTMD, they are senior, law-abiding citizens, independent of management, with unquestioned ethics and previous successful careers in healthcare and other technical industries. We appreciate the fact that we are finally in a forum where UTMD's four-year-long disagreement with the FDA will be heard and resolved.

Our employees remain committed to continuing our past excellent performance in 2005. Nothing has changed with respect to our objectives including our commitment to provide the best possible devices for clinical use, excellent shareholder returns and high ethics in our business practices. Our integrity is undiminished by our controversy with the FDA. This is a fundamental characteristic that makes a good company, worthy of your continued investment. Thank you for being a UTMD shareholder!



Kevin L. Cornwell
Chairman & CEO

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Utah Medical Products, Inc.

We have audited the accompanying consolidated balance sheets of Utah Medical Products, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated statements of income and comprehensive income, stockholders' equity and cash flows of Utah Medical Products, Inc. for the year ended December 31, 2002, were audited by other auditors whose report dated January 21, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Utah Medical Products, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Utah Medical Products, Inc. internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated January 17, 2005 expressed an unqualified opinion.



Jones Simkins, P.C.
Logan, Utah
January 17, 2005

Consolidated Balance Sheet

(In thousands)

December 31,	2004	2003
Assets		
Current assets:		
Cash	$ 1,818	$ 762
Investments, available-for-sale (note 3)	15,110	722
Accounts receivable, net (note 2)	3,730	3,326
Inventories (note 2)	2,859	3,268
Prepaid expenses and other current assets	263	219
Litigation receivable (note 13)	—	24,884
Deferred income taxes (note 7)	750	721
Total current assets	24,530	33,902
Property and equipment, net (note 4)	9,058	9,005
Other assets, net (note 2)	7,674	6,787
Total assets	$ 41,262	$ 49,694
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 698	$ 368
Accrued expenses (note 2)	3,638	12,129
Total current liabilities	4,336	12,497
Deferred income taxes (note 7)	769	665
Total liabilities	5,105	13,162
Commitments and contingencies (notes 6 and 10)	—	—
Stockholders' equity:		
Preferred stock, $.01 par value; 5,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 50,000 shares authorized, issued 4,105 shares in 2004 and 4,544 shares in 2003	41	45
Accumulated other comprehensive income	226	(260)
Retained earnings	35,890	36,747
Total stockholders' equity	36,157	36,532
Total liabilities and stockholders' equity	$ 41,262	$ 49,694

See accompanying notes to financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following comments should be read in conjunction with accompanying financial statements. Dollar amounts are in thousands except per-share amounts and where noted.

In management's opinion, the unfavorable extraordinary event in 4Q 2004 of increasing the Company's litigation reserve and the favorable extraordinary events in 1Q 2004 and 4Q 2003 of recognizing the Tyco patent infringement damages have an impact on the income statements that does not allow a meaningful comparison of financial ratios and other financial measures with prior periods. Consequently, MD&A adjusts out the following items related to the extraordinary events, prior to making comparisons:

INCOME STATEMENT

Extraordinary item—	(13,426)	[for year ended 12/31/03]
Extraordinary items—	(3,054)	[for year ended 12/31/04]

Note: Comparison of balance sheet items and ROE do include the extraordinary items.

Productivity of Assets and Working Capital

a) Assets — Year-end 2004 total assets were $41,262, compared to $49,694 in 2003. Year-end assets in both years were substantially higher than in prior years due to the extraordinary Tyco patent infringement damages, reflected in cash and investments in year-end 2004 and receivables in year-end 2003. The change in total assets was not related to sales activity. It reflected the difference in the Tyco damages due UTMD at the end of 2003 and the cash and investment balances resulting from the damages at the end of 2004 after income taxes on the extraordinary income had been paid. The same statement applies to the net change in current assets. In 2005, total asset turns will depend primarily on UTMD's use of its cash and investment balances.

Although other current asset categories netted out to remain about the same, 2004 ending inventory balances were about $400 lower and receivables were about $400 higher. As a result, average inventory turns increased to 3.7 in 2004 from 3.3 in 2003 despite a decline in sales activity. Management expects to sustain 3.7 inventory turns in 2005. Because year-ending 2004 accounts receivable (A/R) balances increased 12%, calculated average days in A/R aging was 51 on December 31, 2004 based on 4Q 2004 shipment activity. Although this is well within management's objective of 55 days, it is less favorable than at the end of 2003. A/R over 90 days from invoice date were about 5% of total A/R at year-end 2004, compared to 4% at year-end 2003. The Company believes these older A/R are collectible or within its reserve balances for uncollectible accounts.



50 42 34 26 18 10
1.4 1.2 1.0 0.8 0.6 0.4
00 01 02 03 04
TOTAL ASSETS ($ million)
AVERAGE TURNS (number of times)
11 10 9 8 7 6
3.2 3.0 2.8 2.6 2.4 2.2
00 01 02 03 04
NET PP&E ($ million)
AVERAGE TURNS (number of times)
3.4 3.3 3.2 3.1 3.0
4.0 3.7 3.4 3.1 2.8
00 01 02 03 04
AVERAGE INVENTORY ($ million)
AVERAGE TURNS (number of times)
4.5 4.0 3.5 3.0 2.5
54 50 46 42 38
00 01 02 03 04
YEAR-END A/R ($ million)
A/R AGING DAYS (4th quarter base)
25 20 15 10 5 0
6.0 5.0 4.0 3.0 2.0 1.0
00 01 02 03 04
YEAR-END WORKING CAPITAL ($ million)
TOTAL CURRENT RATIO
15 12 9 6 3 0
50 40 30 20 10 0
00 01 02 03 04
TOTAL LIABILITIES ($ million)
TOTAL DEBT RATIO (% of assets)

Consolidated Statement of Income and Comprehensive Income

(In thousands, except per share amounts)

Years ended December 31,	2004	2003	2002
Sales, net (note 9)	$ 26,485	$ 27,137	$ 27,361
Cost of goods sold (notes 9 and 10)	11,419	11,245	11,598
Gross margin	15,066	15,892	15,763
Operating expenses:			
Sales and marketing	2,253	2,364	2,472
Research and development	292	288	285
General and administrative	2,412	2,518	2,464
Income from operations	10,109	10,722	10,542
Other income (expense):			
Dividend and interest income	238	5	6
Royalty income	450	450	450
Interest expense	—	(47)	(36)
Other, net	110	46	34
Income before provision for income taxes and extraordinary items	10,907	11,176	10,996
Provision for income taxes (note 7)	3,741	3,841	3,831
Income before extraordinary items	7,166	7,335	7,165
Extraordinary items, net of income taxes of $2,156 in 2004 and $9,250 in 2003 (note 13)	3,054	13,426	—
Net income	$ 10,220	$ 20,761	$ 7,165
Earnings per common share (basic) (notes 1 and 2):			
Before extraordinary items	$ 1.63	$ 1.62	$ 1.46
Extraordinary items	0.69	2.97	—
Total	$ 2.32	$ 4.59	$ 1.46
Earnings per common share (diluted) (notes 1 and 2):			
Before extraordinary items	$ 1.53	$ 1.50	$ 1.36
Extraordinary items	0.65	2.75	—
Total	$ 2.19	$ 4.25	$ 1.36
Other comprehensive income:			
Foreign currency translation net of taxes of $107, $288 and $244	$ 222	$ 548	$ 457
Unrealized gain on investments net of taxes of $61, $12 and $0	157	19	—
Total comprehensive income	$ 10,599	$ 21,328	$ 7,622

See accompanying notes to financial statements.

Working capital at year-end 2004 was $20,194 compared to $21,405 at year-end 2003. Both amounts far exceed UTMD's working capital needs for normal operations. UTMD's current ratio increased to 5.7 from 2.7, due mainly to the decrease in income taxes due resulting from the extraordinary items. 2005 working capital balances and current ratio will depend primarily upon the timing and extent of use of cash and investment balances. The non-cash and investment components of working capital are expected to remain within management targets.

Property, plant and equipment (PP&E) assets are comprised of Utah, Oregon and Ireland manufacturing molds, production tooling and equipment, test equipment, computer/communications equipment and software, and the Utah and Ireland facilities. UTMD leases the Oregon facility, involved in the 1997 CMI acquisition, and a portion of the Midvale parking lot. In 2004, PP&E depreciation of $739 exceeded new PP&E asset purchases of $411. Net PP&E assets, however, increased $53 compared to the end of 2003 because of a $252 increase in dollar-valued Ireland PP&E assets. In 2004, the U.S. dollar (USD) declined in value relative to the euro by about 8%. Slightly higher consolidated PP&E (in U.S. dollar terms) and lower sales resulted in a slightly lower PP&E turn. In 2005, depreciation of fixed assets is expected to exceed new fixed asset purchases required to sustain current operations, which will improve PP&E asset turns unless the U.S. dollar continues to weaken, further inflating the dollar value of Ireland PP&E.

The current book value of consolidated PP&E is 37% of acquisition cost. Management believes that PP&E is in good working order and capable of supporting increased sales activity.

Intangible assets are comprised of goodwill resulting from acquisitions and the costs of obtaining patents and other technology rights. Net intangible assets (NIA) increased to $7,674 at the end of 2004 from $6,787 at the end of 2003. The $7,191 goodwill portion of NIA at the end of 2004 is the result of three acquisitions in 1997, 1998 and 2004 which were made in cash at conservative valuations. Goodwill increased $946 in 2004 as a result of the acquisition of Abcorp Medical, UTMD's supplier of fetal monitoring belts. The increase in 2004 goodwill was offset by $70 amortization of other intangible assets. As of the end of 2004, goodwill on the balance sheet has been reduced by 24% from the goodwill resulting at time of acquisition. The reduction is a result of UTMD using previous GAAP through 2001 for the purchase method of acquisition accounting. Under current GAAP, the goodwill will not be amortized as an expense unless and until the value of the acquired entity becomes impaired. The acquisitions reflected in goodwill continue to be viable parts of UTMD's overall business activities, representing 26% of total sales in 2004. UTMD does not expect its goodwill intangible assets to become impaired in the foreseeable future.

b) Liabilities — Excluding accrued and deferred income taxes, UTMD's total liabilities at the end of 2004 and 2003, which were $3,952 and $3,227, respectively, were both less than 10% of total assets reduced by the total accrued tax liability. At the end of 2004, UTMD's total debt ratio decreased to 12% from 26% at the end of 2003. The decline was due to accrued taxes on the extraordinary item on the balance sheet at the end of 2003 which were paid in 2004.

Results of Operations

a) Revenues — Global consolidated sales decreased 2% in 2004 compared to 2003. Foreign (international) sales increased 3% while U.S. (domestic) sales declined 4%. Revenues were negatively affected by an August 10 FDA press release that announced that the FDA filed a lawsuit against UTMD. International revenues continued to be negatively affected by the FDA's refusal, continuing since 2003, to provide Certificates to Foreign Governments (CFGs).

UTMD divides its domestic sales into two primary distribution channels: "direct sales" which are sales to end user customers by UTMD's direct sales force, independent commissioned sales reps, specialty distributors and national hospital distribution companies, and "OEM sales" which are component sales to other companies where products are packaged and resold as part of another company's product offerings. As a percentage of total domestic sales, direct sales were 93% of domestic sales in both 2004 and 2003, and 94% in 2002. The remaining sales were OEM sales, e.g. 7% of domestic sales in 2004 were domestic OEM sales. Domestic direct sales represented 72% of global consolidated sales in 2004 compared to 73% in 2003 and 74% in 2002.

Domestic direct sales which appeared least affected by the FDA announcement were sales where clinicians make the purchase decision. Consequently, the least affected sales were sales to physician offices and clinics. Hospital labor and delivery (L&D) department sales appeared to be the most affected. Hospital NICU sales were less affected than L&D because practitioners still have major discretion in determining what products are purchased. In order to help gain further attention of concerned hospital administrators, UTMD instituted a special "loyalty discount" in late August. Ignoring the effect of the special U.S. hospital customer loyalty discount (the Discount) in effect from August 20 through November 30, 2004, UTMD's sales were down 1% from 2003. The amount of the Discount was $374.

Management's Discussion and Analysis, continued

International sales in 2004 were 23% of global consolidated sales compared to 22% and 21% in years 2003 and 2002, respectively. Of the 2004 international sales, 60% were made in Europe, compared to 58% in both 2003 and 2002. Ireland operations (UTMD Ltd.) shipped 59% of international sales (in USD terms) in 2004 compared to 63% in 2003 and 59% in 2002. UTMD Ltd. 2004 shipments, including intercompany to Midvale, were down 15% in euro terms, and down 5% in USD terms, compared to 2003.

UTMD groups sales into four product-line categories: 1) obstetrics, comprised of labor and delivery management tools for monitoring fetal and maternal well-being, for reducing risk in performing difficult delivery procedures and for improving clinician safety; 2) gynecology/electrosurgery/urology, comprised of tools for gynecological procedures associated primarily with cervical/uterine disease including LETZ, endometrial sampling, diagnostic laparoscopy and other MIS procedures; specialty excision and incision tools; conservative urinary incontinence therapy devices; and urology tools; 3) neonatal care, comprised of devices that provide developmentally-friendly care to the most critically ill babies including providing vascular access, administering vital fluids, maintaining a neutral thermal environment, providing protection and assisting in specialized applications; and 4) blood pressure monitoring/accessories/other, comprised of specialized components and molded parts sold on an OEM basis to other companies. In these four categories, UTMD's primary revenue contributors often enjoy a dominant market share and typically have differentiated product features protected by patents.

REVENUES BY PRODUCT CATEGORY:

1. Worldwide obstetrics product sales were $10,918 in 2004 compared to $11,435 in 2003 and $11,977 in 2002. Without the Discount, 2004 obstetrics sales were $11,120. Of the $517 decline in total obstetrics sales, $154 was from lower sales of vacuum-assisted delivery systems (VADS), an 11% decline, and $1,136 from lower Intran Plus (IUPC) sales, a 12% decline. Abcorp sales of $842 helped offset the declines. After August 10, the lower IUPC and VADS sales resulted primarily from concerns of hospital administrators related to the press release from the FDA. Other contributing factors included a trend in obstetrics practice that favors abdominal operative deliveries over vaginal operative deliveries because of medical malpractice litigation risk, and increased competition including effects of product bundling agreements. Cheaper priced, less clinically-effective products represent significant competition where hospital administrators are constrained by GPO contracts or may not take the total cost of care into consideration, including increased risk of complications and utilization rates. International obstetrics sales increased to $774 in 2004 from $665 in 2003.

2. Consolidated global gynecology/electrosurgery/urology product sales were $5,142 in 2004 compared to $5,324 in 2003 and $5,271 in 2002. Without the Discount, 2004 sales were $5,212. International sales in this category decreased 9%. International sales were negatively affected by not being able to supply requested FDA CFGs to international distributors.

PRODUCT LINE SALES BY SALES CHANNEL


OEM SALES
DIRECT SALES
BPM & ACC PRODUCTS
2004 sales
65%
35%
55%
45%
UNITED STATES
INTERNATIONAL
OBSTETRICS, GYNECOLOGY AND NEONATAL PRODUCTS
2004 sales
100%
100%
UNITED STATES
INTERNATIONAL


30
20
10
0
02
03
04
GLOBAL SALES BY PRODUCT LINE (millions of dollars)


BPM
NEONATAL
GYNECOLOGY
OBSTETRICS
24%
16%
19%
41%
2004 REVENUE BY PRODUCT LINE (percent of sales)


6
4
2
0
02
03
04
FOREIGN SALES BY PRODUCT LINE (millions of dollars)


BPM
NEONATAL
GYNECOLOGY
OBSTETRICS
67%
5%
16%
13%
2004 FOREIGN REVENUE BY PRODUCT LINE (percent of sales)

Management's Discussion and Analysis, continued

3. Consolidated global neonatal product sales were $4,134 in 2004 compared to $4,142 in 2003 and $3,852 in 2002. Without the Discount, 2004 sales were $4,217. International neonatal product sales increased 39%.

4. Worldwide blood pressure monitoring and accessories (BPM) sales were $6,292 in 2004 compared to $6,236 in 2003 and $6,261 in 2002. Without the Discount, 2004 sales were $6,310. International sales in this category, which includes plastic molded components increased 2%.

Looking forward to 2005, UTMD's improvement in sales depends primarily on the timing of a favorable resolution of the lawsuit with the FDA, receipt of CFGs and restoration of its good reputation for supplying high quality devices. If the FDA lawsuit is resolved by the middle of the year, management believes that it can achieve a 2-3% increase in 2005 sales relative to 2004.

b) Gross Profit — UTMD's average 2004 gross profit margin (GPM), the surplus after costs of manufacturing, inspecting, packaging, sterilizing and shipping products (COGS) are subtracted from net revenues, was 56.9% compared to a Company record 58.6% in 2003 and 57.6% in 2002. As a percentage of sales, the negative effect of the Discount was more pronounced on gross profits than on sales. In 2004, UTMD experienced higher materials costs, particularly for plastics, along with increased labor costs, lower absorption of fixed overhead costs because of lower sales, and an unfavorable shift from higher margin products to lower margin products. The unfavorable cost trends were partially offset by lower depreciation expense on fixed assets and recoveries of previous years' misappropriated funds. With regard to the latter, UTMD recognized a favorable contribution to gross profit of $180,830 and $241,670 for 4Q 2004 and 2004, respectively, as the result of recovery of misappropriated funds that had reduced gross profit performance in prior years. The Audit Committee of UTMD was fully involved in the investigation and resolution of this matter.

With respect to gross profits in UTMD's sales channels, OEM sales are sales of UTMD components that are marketed by other companies as part of their product offerings. UTMD utilizes OEM sales as a means to help maximize utilization of its capabilities established to satisfy its direct sales business. As a general rule, prices for OEM sales expressed as a multiple of direct variable manufacturing expenses are lower than for direct sales because, in the OEM and international channels, UTMD's business partners incur significant expenses of sales and marketing. Because of UTMD's small size and period-to-period fluctuations in OEM business activity, allocations of fixed manufacturing overheads cannot be meaningfully allocated between direct and OEM sales. Therefore, UTMD does not report GPM by sales channels.

UTMD targets an average GPM greater than or equal to 55%, which it believes is necessary to successfully support the significant operating expenses required in a highly complex and competitive medical device marketplace. Management expects to achieve this GPM target again in 2005. Expected favorable influences include growth in sales volume without a similar increase in manufacturing overhead expenses, a larger percentage of total sales from higher margin products and a continued emphasis on reengineering products and processes to reduce costs. Expected unfavorable influences are continued increases in material costs, competitive pressure on pricing and higher wage rates.

c) Operating Profit — Operating profit, or income from operations, is the surplus after operating expenses are subtracted from gross profits. Operating expenses include sales and marketing (S&M) expenses, research and development (R&D) expenses and general and administrative (G&A) expenses. Operating expenses in 2004 were lower by $214 than in 2003. However, because of lower gross profits, 2004 operating profit decreased 6% to $10,109 compared to $10,722 in 2003. 2002 operating profits were $10,542. UTMD's operating profit margin (operating profits divided by total sales) was 38.2% in 2004, compared to a record 39.5% in 2003 and 38.5% in 2002. Operating expenses as a percentage of sales were 18.7% in 2004, compared to 19.1% in both 2003 and 2002. Looking forward to 2005, UTMD expects to continue to achieve an outstanding operating margin by maintaining its GPM above 55% and controlling operating expenses below 19% of sales.


OPERATING EXPENSES
S&M
G&A
R&D
5
4
3
2
1
0
02
03
04
(millions of dollars)
20
16
12
8
4
0
02
03
04
(percent of sales)

Consolidated Statement of Stockholders' Equity

(In thousands)

Years ended December 31, 2004, 2003 and 2002

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance at January 1, 2002	5,029	$ 50	$ —	$ (1,816)	$ 19,973	$ 18,207
Shares issued upon exercise of employee stock options for cash	137	1	1,112	—	—	1,113
Shares received and retired upon exercise of stock options	(2)	—	(31)	—	—	(31)
Tax benefit attributable to appreciation of stock options	—	—	354	—	—	354
Common stock purchased and retired	(721)	(7)	(1,435)	—	(10,345)	(11,787)
Foreign currency translation adjustment	—	—	—	701	—	701
Net income	—	—	—	—	7,165	7,165
Balance at December 31, 2002	4,443	$ 44	$ —	$ (1,115)	$ 16,793	$ 15,722
Shares issued upon exercise of employee stock options for cash	299	3	2,465	—	—	2,468
Shares received and retired upon exercise of stock options	(101)	(1)	(2,141)	—	—	(2,142)
Tax benefit attributable to appreciation of stock options	—	—	1,108	—	—	1,108
Common stock purchased and retired	(97)	(1)	(1,432)	—	(807)	(2,240)
Foreign currency translation adjustment	—	—	—	836	—	836
Unrealized holding gain from investments, available-for-sale, net of taxes	—	—	—	19	—	19
Net income	—	—	—	—	20,761	20,761
Balance at December 31, 2003	4,544	$ 45	$ —	$ (260)	$ 36,747	$ 36,532
Shares issued upon exercise of employee stock options for cash	123	1	1,234	—	—	1,235
Shares received and retired upon exercise of stock options	(5)	(0)	(124)	—	—	(124)
Tax benefit attributable to appreciation of stock options	—	—	446	—	—	446
Common stock purchased and retired	(557)	(5)	(1,556)	—	(9,130)	(10,691)
Foreign currency translation adjustment	—	—	—	329	—	329
Unrealized holding gain from investments, available-for-sale, net of taxes	—	—	—	157	—	157
Common stock dividends	—	—	—	—	(1,947)	(1,947)
Net income	—	—	—	—	10,220	10,220
Balance at December 31, 2004	4,105	$ 41	$ —	$ 226	$ 35,890	$ 36,157

See accompanying notes to financial statements.

Management's Discussion and Analysis, continued

The primary risk to achieving that expectation is a delay in the expected resolution of the lawsuit with the FDA. A further delay would be a double negative by continuing to retard sales activity while at the same time increasing litigation costs which are time-related.

i) **S&M expenses** – S&M expenses are the costs of communicating UTMD's differences and product advantages, providing training and other customer service in support of the use of UTMD's solutions, processing orders and funding GPO fees. Because UTMD sells internationally through third party distributors, its S&M expenses are predominantly employed for U.S. business activity where it sells directly to clinical users. The largest component of S&M expenses is the cost of directly employing representatives that provide coverage across the U.S. Year 2004 S&M expenses decreased to $2,253 from $2,364 in 2003 and $2,472 in 2002, as UTMD continued to focus on the productivity of its direct sales force. As a percent of total sales, S&M operating expenses were 8.5% in 2004, 8.7% in 2003 and 9.0% in 2002. Looking forward, UTMD plans higher S&M expenses during 2005 due to Group Purchasing Organization fees, increased advertising expenses and new marketing initiatives, but intends to manage S&M expenses to remain less than 9% of total sales.

ii) **R&D expenses** – R&D expenses include the costs of investigating clinical needs, developing innovative concepts, testing concepts for viability, validating methods of manufacture, completing regulatory documentation and other activities required for design control, responding to customer requests for product enhancements, and assisting manufacturing engineering on an ongoing basis in developing new processes or improving existing processes. Internal R&D expenses were $292 in 2004, $288 in 2003 and $285 in 2002. As a percent of sales, 2004 and 2003 R&D expenses were 1.1% compared to 1.0% in 2002. In addition to new products still being developed, a number of existing products were enhanced or updated in 2004. In 2005, UTMD will opportunistically employ R&D resources to invest where management anticipates it can get a significant return with future new product sales. 2005 R&D expenses are again likely to be in the range of 1% of sales.

iii) **G&A expenses** – G&A expenses include the "front office" functional costs of executive management, finance and accounting, corporate information systems, human resources, shareholder relations, legal, risk management and protection of intellectual property. In addition to employing the personnel required to coordinate or manage the preceding functions, G&A expenses include outside director costs, outside legal counsel, independent accounting audit fees, 401(k) administration, NASDAQ exchange fees, write-offs of uncollectible receivables, business insurance costs and corporate contributions to charitable organizations. G&A expenses were $2,412 in 2004, $2,517 in 2003 and $2,464 in 2002. As a percent of sales, G&A expenses were 9.1% in 2004, 9.3% in 2003 and 9.0% in 2002. All three years included litigation expenses relating to the patent infringement lawsuit with Tyco/Kendall•LTP or lawsuits with the FDA. In addition, all three years include increasing G&A expenses to comply with required governance activities mandated by The Sarbanes Oxley Act of 2002. It is management's objective to hold G&A expenses to about 9% of sales again in 2005.

d) Non-operating Income, Non-operating Expense and EBT — Non-operating income includes royalties from licensing UTMD's technology to other companies, rent from leasing underutilized property to others, income earned from investing the Company's excess cash and gains or losses from the sale of assets, offset by non-operating expenses which include interest expenses and bank fees. Non-operating income was $798 in 2004, $454 in 2003 and $453 in 2002. The increase in 2004 resulted from investment income on much higher average cash and investment balances, higher rental income and no interest expense. Royalties received were $450 in all three years. Future royalties may vary depending on the success of other companies in selling products licensed by UTMD, and the remaining life of the applicable patents. In 2004, UTMD had no interest expense because it did not utilize its bank line-of-credit. In 2003 and 2002, respectively, interest expense was $47 and $36. UTMD expects non-operating income in 2005 to be between $500 and $800. The actual amount received will depend on many factors including: the timing of utilization of cash balances for share repurchases; dividends or acquisitions; the market performance of UTMD's liquid investments; the need for capital to support litigation; and cash flow from normal operating performance.

Earnings before income taxes (EBT) result from adding UTMD's non-operating income to its operating profits. EBT were $10,907 in 2004, $11,176 in 2003 and $10,996 in 2002. EBT in 2004 were 2% lower than in 2003, the same percentage decrease as sales. Given the 2005 projections previously noted, management is targeting 2005 EBT of about $11,000.

e) Net Income, EPS and ROE — Net income is EBT minus income taxes. Net income in 2004 decreased 2%, consistent with the change in sales, to $7,166 from $7,335 in 2003. 2002 net income was $7,165. The effective income tax rate in 2004 was 34.3% compared to 34.4% in 2003 and 34.8% in 2002. Tax on the extraordinary items was 41.4%, resulting in a combined tax rate of 36.6%. Year to year fluctuations in the tax rate have resulted from: 1) differences in distribution of state income

Consolidated Statement of Cash Flow

(In thousands)

Years ended December 31,	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 10,220	$ 20,761	$ 7,165
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	809	984	1,172
Gain on investments	(52)	(11)	—
Provision for (recovery of) losses on accounts receivable	3	(93)	18
Loss on disposal of assets	5	4	—
Deferred income taxes	75	(47)	108
Tax benefit attributable to exercise of stock options	446	1,108	354
(Increase) decrease in:			
Accounts receivable	(226)	36	577
Accrued interest and other receivables	(191)	257	(316)
Inventories	437	174	(168)
Prepaid expenses and other current assets	(43)	(32)	(31)
Litigation receivable	24,884	(24,884)	—
Increase (decrease) in:			
Accounts payable	312	(291)	154
Accrued expenses	(9,220)	10,369	(377)
Net cash provided by operating activities	27,459	8,335	8,656
Cash flows from investing activities:			
Capital expenditures for:			
Property and equipment	(411)	(272)	(517)
Intangible assets	(10)	(122)	—
Purchases of investments	(22,103)	(737)	—
Proceeds from the sale of investments	8,202	98	—
Net cash paid in acquisition	(1,012)	—	—
Net cash used in investing activities	(15,334)	(1,033)	(517)
Cash flows from financing activities:			
Proceeds from issuance of common stock—options	1,111	882	1,113
Common stock purchased and retired	(10,692)	(2,240)	(11,787)
Common stock purchased and retired—options	(6)	(555)	(31)
Proceeds from note payable	—	—	4,956
Repayments of note payable	—	(4,956)	(2,501)
Dividends paid	(1,331)	—	—
Net cash used in financing activities	(10,918)	(6,869)	(8,250)
Effect of exchange rate changes on cash	(151)	44	26
Net increase (decrease) in cash and cash equivalents	1,056	477	(85)
Cash at beginning of year	762	285	370
Cash at end of year	$ 1,818	$ 762	$ 285

Supplemental Disclosure of Cash Flow Information

	2004	2003	2002
Cash paid during the year for:			
Income taxes	$ 14,294	$ 2,628	$ 3,568
Interest	$ —	$ 47	$ 25

See accompanying notes to financial statements.

During 2004, the Company purchased all of the outstanding stock of Abcorp Medical, Inc. The Company paid cash and recorded net assets from the acquisition as follows:

Cash	$ 11
Accounts receivable	127
Inventory	25
Prepaid insurance	19
Equipment, net	16
Accounts payable	(96)
Accrued expenses	(25)
Goodwill	946
Total cash paid	1,023
Less cash received	(11)
Net cash investment	$ 1,012

taxes; 2) variations in profits of the Ireland subsidiary which is taxed at a 10% rate on exported manufactured products; 3) extraterritorial income exclusions; 4) higher marginal tax rates for EBT above $10 million; and 5) other factors such as R&D tax credits. Management expects that UTMD's consolidated income tax rate should be similar in 2005 compared to 2004, but this is difficult to predict.

UTMD's normal net income expressed as a percentage of sales ranks in the top performance tier of all U.S. publicly-traded companies at 27.1%, 27.0% and 26.2% for years 2004, 2003 and 2002, respectively. This profitability performance factor is the primary driver for UTMD's return on shareholders' equity (ROE).

Earnings per share (EPS) is net income divided by the number of shares of stock outstanding (diluted to take into consideration stock option awards which are "in the money," i.e., have exercise prices below the current period's weighted average market value). Diluted 2004 EPS were $1.53, up 2% from $1.50 in 2003. In 2002, EPS were $1.36. Fewer outstanding shares accounted for the increase in EPS. UTMD management believes shareholder value is improved by consistently increasing EPS. Over the last seven years since 1997, UTMD has increased EPS at an annually compounded rate of 17% per year. The end of 2004 weighted average number of diluted common shares (the number used to calculate diluted EPS) were 4,675 (in thousands) compared to 4,885 shares in 2003 and 5,263 shares in 2002. Dilution for "in the money" unexercised options for the year 2004 was 276 (in thousands) shares compared to 359 in 2003 and 350 in 2002. The total number of options outstanding at year-end was about the same in 2004 as 2003, following a 23% decline in the prior year. Dilution decreased in 2004 from 2003 because the average number of options outstanding decreased substantially, partially offset by a higher average


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YEAR-END INSTITUTIONAL OWNERSHIP (percent of total ownership)

RETURN ON EQUITY (percent) ▭ Dividends paid

share price in the stock market. Actual outstanding common shares as of December 31, 2004 were 4,105,000.

Return on shareholders' equity (ROE) is the portion of net income retained by UTMD (after payment of dividends) to internally finance its growth, divided by the average accumulated shareholders' equity during the applicable time period. Because ROE includes balance sheet measures as well as income statement measures, the calculations of ROE which follow do not exclude the extraordinary items. ROE in 2004 was 23% (28% before dividends), compared to 79% in 2003 and 42% in 2002. This ratio determines how fast the Company can afford to grow without adding external financing that would dilute shareholder interests. For example, a 20% ROE will financially support 20% growth in revenues without issuing more stock. The lower ROE in 2004, despite a continued excellent net profit margin, was due to payment of dividends to shareholders which reduced retained profits, much higher average cash and investment balances which reduced total asset turns, and no long-term debt which reduced financial leverage compared to prior years. Looking forward, 2005 ROE is projected to be lower than 2004 if cash and investment balances are maintained at current levels, shareholder dividends are continued and no other extraordinary income is received. In UTMD's opinion, achieving growth in revenues and EPS without diluting shareholder interests maximizes shareholder value. UTMD's ROE has averaged 34% per year over the last 18 years.

Liquidity and Capital Resources

Cash Flows — Cash (and investment) balances were $16,928 at the end of 2004, compared to $1,484 at the end of 2003.

Net cash provided by operating activities, including adjustments for depreciation and other non-cash operating expenses, along with changes in working capital, totaled $27,459 in 2004 compared to $8,335 in 2003 and $8,656 in 2002. Major changes in operating assets and liabilities in both 2004 and 2003 were related to the accrual and receipt of about $31 million from Tyco International for patent infringement, and taxes on that income. Cash provided by operating activities in 2004 includes continued excellent net income performance, aided by a $446 tax benefit attributable to exercise of employee options, compared to the same tax benefit in 2003 of $1,108 and $354 in 2002.

The Company's use of cash for investing activities was primarily as a result of purchases of short-term investments, in an effort to make prudent use of excess cash. UTMD expended $22,103 in 2004 on such purchases, compared to $737 in 2003 and none in 2002. In 2004, UTMD received $8,202 from selling short-term investments. UTMD invested $1,012 in second quarter 2004 to acquire Abcorp, Inc., its vendor for fetal monitoring belts. Please see the table under Supplemental Disclosure of Cash Flow Information for detail of the Abcorp assets purchased.

In 2004, UTMD received $1,111 and issued 117,482 shares of stock upon the exercise of employee and director stock options. Employees and directors exercised a total of 122,908 option shares in 2004, with 5,426 shares immediately being retired as a result of the individuals trading the shares in payment of the exercise price of the options. UTMD paid $6 to meet tax withholding requirements on options exercised. UTMD repurchased 555,765 shares of stock in the open market at a cost of $10,692 during 2004. Option exercises in 2004 were at an average price of $10.05 per share. Share repurchases in the open market were at an average cost of $19.24 per share, including commissions and fees. In 2003, the Company received $882 from issuing 197,432 shares of stock on the exercise of employee and director stock options, including 101,420 shares retired upon an employee trading those shares in payment of the stock option exercise price and related tax withholding requirements.

During 2004, UTMD did not utilize its bank line of credit. In 2003, UTMD made repayments of $4,956 on its note payable, which eliminated the line of credit balance remaining at the end of 2002, while receiving $0 in proceeds from the line of credit. In 2002, UTMD made loan repayments of $2,501 and received $4,956 in proceeds from the line of credit to finance the November 2002 tender offer for UTMD share repurchases.

Management believes that future income from operations and effective management of working capital will provide the liquidity needed to finance growth plans. Planned 2005 capital expenditures are expected to be approximately $600 to keep facilities, equipment and tooling in good working order. In addition to capital expenditures, UTMD plans to use cash in 2005 for selective infusions of technological, marketing or product manufacturing rights to broaden the Company's product offerings; for continued share repurchases if the price of the stock remains undervalued; and if available for a reasonable price, acquisitions that may strategically fit UTMD's business and are accretive to performance. The revolving line of credit will continue to be available for liquidity when the timing of acquisitions or repurchases of stock require a large amount of cash in a short period of time not otherwise available from existing cash and investment balances.

In summary, management plans to utilize cash not needed to support normal operations in one or a combination of the following: 1) to make investments in new technology; 2) to acquire a product line that will help spur revenue growth and better utilize UTMD's infrastructure; and/or 3) to buy back UTMD shares in the open marketplace.

Contractual Obligations and Contingent Liabilities and Commitments

The following is a summary of UTMD's significant contractual obligations and commitments as of December 31, 2004 (in thousands):

Contractual Obligations and Commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$ —	$ —	$ —	$ —	$ —
Operating lease obligations	1,095	108	142	111	734
Purchase obligations[1]	1,788	1,788	—	—	—
Total	$ 2,883	$ 1,896	$ 142	$ 111	$ 734

[1]The majority of UTMD's purchase obligations constitute raw materials for use in its manufacturing operations. UTMD has the right to make changes in, among other things, purchase quantities, delivery schedules and order acceptance.

Off-Balance Sheet Arrangements

UTMD's only off-balance sheet arrangements are 1) an operating lease on its Oregon manufacturing facility, and 2) a lease for a portion of the parking lot adjacent to its Utah manufacturing facility. Details on those arrangements are provided above and in note 6 on page 19.


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EBITDA
(millions of dollars)

YEAR-END SHARES OUTSTANDING
(millions of shares)

Management's Discussion and Analysis, continued

Other Financial Measures

EBITDA — (equals EBT, plus depreciation and amortization expenses, plus interest expense) is a term used for measuring a company's ability to generate cash from its operations without regard for changes in working capital, cash consumed for fixed asset purchases, its cost of borrowing or income tax burden. UTMD's EBITDA from normal operations in 2004 was $11.7 million, or 44% as a ratio of sales. In both 2003 and 2002, EBITDA was 45% of sales. The strong cash generation performance resulted from a combination of excellent profitability together with royalty income from others' use of UTMD's technology. UTMD's 2004 EBITDA including extraordinary items was $16.9 million. With sales and other performance factors as projected above, management expects 2005 EBITDA from normal operations to be about $12 million.

Please note that EBITDA is not defined or described by Generally Accepted Accounting Principles (GAAP). As such, it is not prepared in accordance with GAAP, is not a measure of liquidity, and is not a measure of operating results. However, the components of EBITDA are prepared in accordance with GAAP, and UTMD believes that EBITDA is an important measure of the Company's operating performance and financial well-being.

Management's Outlook

In summary, in 2005 UTMD plans to:

1) clear up its unresolved QSR status with the U.S. FDA that has hindered international sales, slowed new product development, stymied business development and consumed an inordinate amount of human capital since 2001;

2) continue outstanding operating performance;

3) actively look for new acquisitions to facilitate sales growth; and

4) utilize current cash balances in shareholders' best long-term interest.

UTMD will continue to focus on differentiating itself, especially from commodity-oriented competitors. UTMD is small, but its employees are experienced and diligent in their work. Our passion is in providing innovative clinical solutions that will help reduce health risks for women and their babies. The Company has a defined focus and does not seek to become big as a primary motivation. We just want to do an excellent job in meeting our customers' needs and provide our shareholders with excellent returns.

The reliability and performance of UTMD's products is high and represents significant clinical benefits as well as minimal total cost of care. Physicians do care about the well-being of their patients, but their time is limited to evaluate choices, and they have hospital administrators to deal with who often look at the initial price of a product without understanding the total cost of care picture.

In the U.S., UTMD will continue to leverage its reputation as an innovator which will responsively take on challenges to work with physicians who use its products in specialty hospital areas, or outside the hospital in their office practices. Internationally, where UTMD must depend on the knowledge, focus, relationships and energy of independent distributors, management will continue to closely monitor performance and recruit needed business partners.

UTMD's 2004 EPS were up 2% and its $22.47 2004 ending share price was down 14% relative to the end of 2003. In comparison, the NASDAQ Composite, S&P 500 Index and DJIA were up 9%, 9% and 3%, respectively, in 2004. Looking back five years to the end of 1999, UTMD's EPS have more than doubled, and its year-ending share price has more than tripled. In comparison, the NASDAQ Composite, S&P 500 Index and DJIA were down 46%, down 17% and down 6%, respectively, over that same five year time span.

In 2004, UTMD again demonstrated a high positive cash flow, managing working capital effectively and keeping new capital expenditures below its rate of depreciation of existing assets. UTMD's balance sheet is strong enough to finance an acquisition in 2005 without issuing stock. In considering acquisitions, UTMD looks to acquire successful companies that will enhance its specialist focus. When UTMD acquires a company, it probably will be for cash and with the idea that it will be able to retain key resources that helped make the acquired entity successful.


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EBITDA
(percent of sales)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

NOTE 1. Summary of Significant Accounting Policies

Organization — Utah Medical Products, Inc. and its wholly owned subsidiaries, principally Utah Medical Products Ltd., which operates a manufacturing facility in Ireland, and Columbia Medical, Inc., (the Company) are in the business of producing specialized devices for the healthcare industry. The Company's broad range of products includes those used in critical care areas and the labor and delivery departments of hospitals, as well as outpatient clinics and physicians' offices. Products are sold in both domestic U.S. and international markets.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, management believes it has considered and disclosed all relevant information in making its estimates that materially affect reported performance and current values.

Principles of Consolidation — The consolidated financial statements include those of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents — For purposes of the consolidated statement of cash flows, the Company considers cash on deposit and short-term investments with original maturities of three months or less to be cash and cash equivalents.

Investments — The Company classifies its investments as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in operations; unrealized holding gains and losses are reported as a separate component of accumulated other comprehensive income. Declines in fair value below cost that are other than temporary are included in operations.

Concentration of Credit Risk — The primary concentration of credit risk consists of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations as reflected by its reserves.

The Company's customer base consists primarily of hospitals, medical product distributors, physician practices and others directly related to healthcare providers. Although the Company is affected by the well-being of the global healthcare industry, management does not believe significant trade receivable credit risk exists at December 31, 2004.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits in addition to Fidelity Investments accounts. The Company has not experienced any losses in such accounts and believes it is not exposed to a significant credit risk on cash and cash equivalent balances.

Inventories — Finished products, work-in-process, raw materials and supplies inventories are stated at the lower of cost (computed on a first-in, first-out method) or market (see note 2).

Property and Equipment — Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line and units-of-production methods over estimated useful lives as follows:

Building and improvements	30-40 years
Furniture, equipment and tooling	3-10 years

Long-Lived Assets — The Company evaluates its long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment of Long-Lived Assets." Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Intangible Assets — Costs associated with the acquisition of patents, trademarks, license rights and non-compete agreements are capitalized and are being amortized using the straight-line method over periods ranging from 5 to 17 years. The Company evaluates the carrying value of its goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." At December 31, 2004, no impairment was indicated.

Loans to Related Parties — Except as further disclosed in these notes, the Company has not made loans to related entities including employees, directors, shareholders, suppliers or customers, nor does it guarantee the debt of related entities.

Notes to Consolidated Financial Statements, continued

Revenue Recognition — Revenue from product sales is generally recognized at the time the product is shipped and invoiced and collectibility is reasonably assured. The Company also provides for the estimated cost that may be incurred for product warranties and unforeseen uncollectible accounts. The Company believes that revenue should be recognized at the time of shipment as title generally passes to the customer at the time of shipment. This policy meets the criteria of *Staff Accounting Bulletin 101* in that there is persuasive evidence of an existing contract or arrangement, delivery has occurred, the price is fixed and determinable and the collectibility is reasonably assured.

Income Taxes — The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," whereby deferred taxes are computed under the asset and liability method.

Legal Costs — The Company has been involved in lawsuits which are an expected consequence of its operations and in the ordinary course of business. The Company is currently involved in litigation with the FDA which it does not consider an expected consequence of its operations, or in the ordinary course of its business. The Company maintains a reserve for legal costs consistent with its previous experience and anticipated costs. The reserve for legal costs at December 31, 2004 and 2003 was (in thousands) $1,260 and $1,050, respectively (see note 2).

Earnings per Share — The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each year.

The computation of earnings per common share assuming dilution is based on the weighted average number of shares outstanding during the year plus the weighted average common stock equivalents which would arise from the exercise of stock options outstanding using the treasury stock method and the average market price per share during the year.

The shares (in thousands) used in the computation of the Company's basic and diluted earnings per share are reconciled as follows:

	2004	2003	2002
Weighted average number of shares outstanding—basic	4,399	4,526	4,913
Dilutive effect of stock options	276	359	350
Weighted average number of shares outstanding, assuming dilution	4,675	4,885	5,263

Stock-Based Compensation — At December 31, 2004, the Company has stock-based employee compensation plans, which are described more fully in note 8. The Company accounts for those plans under the recognition and measurement principles of APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations, and has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized in the financial statements, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant.

Starting July 1, 2005, in accordance with SFAS 123 (revised 2004), the Company will be required to begin recognizing compensation cost related to its stock option plans. Please see note 14.

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards starting in 1995 consistent with the provisions of SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	Years ended December 31,		
	2004	2003	2002
Net income as reported	$ 10,220	$ 20,761	$ 7,165
Deduct:			
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(388)	(178)	(175)
Net income pro forma	$ 9,832	$ 20,583	$ 6,990
Earnings per share:			
Basic—as reported	$ 2.32	$ 4.59	$ 1.46
Basic—pro forma	$ 2.24	$ 4.55	$ 1.42
Diluted—as reported	$ 2.19	$ 4.25	$ 1.36
Diluted—pro forma	$ 2.10	$ 4.21	$ 1.33

Translation of Foreign Currencies — Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the applicable exchange rates at year-end. Net gains or losses resulting from the translation of the Company's assets and liabilities are reflected as a separate component of stockholders' equity. A negative translation

Notes to Consolidated Financial Statements, continued

impact on stockholders' equity reflects a current relative U.S. dollar value higher than at the point in time that assets were actually acquired in a foreign currency. A positive translation impact would result from a U.S. dollar weaker in value than at the point in time foreign assets were acquired.

Income and expense items are translated at the weighted average rate of exchange (based on when transactions actually occurred) during the year.

NOTE 2. Detail of Certain Balance Sheet Accounts

	December 31,	
	2004	2003
Account receivable (in thousands):		
Receivables	$ 3,636	$ 3,373
Accrued interest and other	171	27
Less allowance for doubtful accounts	(77)	(74)
	$ 3,730	$ 3,326
Inventories (in thousands):		
Finished products	$ 932	$ 1,495
Work-in-process	640	631
Raw materials	1,287	1,142
	$ 2,859	$ 3,268
Other assets (in thousands):		
Goodwill	$ 9,479	$ 8,533
Patents	2,025	2,015
License rights	293	293
Trademarks	224	224
Non-compete agreements	175	175
	12,196	11,240
Accumulated amortization	(4,522)	(4,453)
	$ 7,674	$ 6,787
Accrued expenses (in thousands):		
Income taxes payable	$ 384	$ 9,270
Payroll and payroll taxes	963	1,479
Reserve for litigation costs	1,260	1,050
Dividends payable	616	—
Other	415	330
	$ 3,638	$ 12,129

During the years ended December 31, 2004 and 2003, the carrying amount of goodwill increased (in thousands) $946 due to the Abcorp acquisition, which is described in detail in the consolidated statement of cash flow under "Supplemental Disclosure of Cash Flow Information."

NOTE 3. Investments

The Company's investments, classified as available-for-sale consist of the following (in thousands):

	December 31,	
	2004	2003
Investments, at cost	$ 14,822	$ 691
Unrealized holding gain	288	31
Investments, at fair value	$ 15,110	$ 722

Changes in the unrealized holding gain on investment securities available-for-sale and reported as a separate component of accumulated other comprehensive income are as follows (in thousands):

	December 31,	
	2004	2003
Balance, beginning of year	$ 19	$ —
Unrealized holding gain	257	31
Deferred income taxes on unrealized holding gain	(100)	(12)
Balance, end of year	$ 176	$ 19

NOTE 4. Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,	
	2004	2003
Land	$ 1,089	$ 1,052
Buildings and improvements	9,283	8,738
Furniture, equipment and tooling	13,763	13,966
Construction-in-progress	41	111
	24,176	23,867
Accumulated depreciation and amortization	(15,118)	(14,862)
	$ 9,058	$ 9,005

Notes to Consolidated Financial Statements, continued

Included in the Company's consolidated balance sheet are the assets of its manufacturing facilities in Utah, Oregon and Ireland. Property and equipment, by location, are as follows (in thousands):

	December 31, 2004			
	Utah	Oregon	Ireland	Total
Land	$ 621	$ —	$ 468	$ 1,089
Building and improvements	4,234	32	5,017	9,283
Furniture, equipment and tooling	11,627	1,245	891	13,763
Construction-in-progress	41	—	—	41
Total	16,523	1,277	6,376	24,176
Accumulated depreciation and amortization	(12,224)	(1,271)	(1,623)	(15,118)
Property and equipment, net	$ 4,299	$ 6	$ 4,753	$ 9,058

	December 31, 2003			
	Utah	Oregon	Ireland	Total
Land	$ 621	$ —	$ 431	$ 1,052
Building and improvements	4,082	32	4,624	8,738
Furniture, equipment and tooling	11,901	1,245	820	13,966
Construction-in-progress	111	—	—	111
Total	16,715	1,277	5,875	23,867
Accumulated depreciation and amortization	(12,221)	(1,267)	(1,374)	(14,862)
Property and equipment, net	$ 4,494	$ 10	$ 4,501	$ 9,005

NOTE 5. Note Payable

The Company has an unsecured bank line-of-credit agreement which allows the Company to borrow up to a fixed maximum amount (in thousands) of $5,000 at an interest rate equal to either the bank's LIBOR rate plus 1.25%, the bank's prime rate less 1.00%, or a daily rate based on LIBOR plus 1.35%. The line-of-credit-balance matures on May 31, 2006 and had an outstanding balance of $0 at both December 31, 2004 and 2003. The principal financial loan covenants are a restriction on the total amount available for borrowing to 1.25 times the last twelve months' EBITDA, which as of December 31, 2004 and 2003 was equal to (in thousands) $21,158 and $43,506, respectively, and a requirement to maintain a net worth in excess of $10 million, which at the end of 2004 and 2003 was (in thousands) $36,157 and $36,532, respectively.

NOTE 6. Commitments and Contingencies

Operating Leases — The Company has a lease agreement for land adjoining its Utah facility for a term of forty years commencing on September 1, 1991. On September 1, 2001 and subsequent to each fifth lease year, the basic rental was and will be adjusted for published changes in a price index. The Company also leases its CMI building in Oregon under a two-year noncancelable operating lease. Rent expense charged to operations under these operating lease agreements was approximately (in thousands) $107, $105 and $104 for the years ended December 31, 2004, 2003 and 2002, respectively.

Future minimum lease payments under its lease obligations as of December 31, 2004 were as follows (in thousands):

Years ending December 31:	Amount
2005	$ 107
2006	66
2007	37
2008	37
2009	37
Thereafter	808
Total future minimum lease payments	$ 1,092

Notes to Consolidated Financial Statements, continued

Product Liability — The Company is self-insured for product liability risk. "Product liability" is an insurance industry term for the cost of legal defense and possible eventual damages awarded as a result of use of a company's product during a procedure that results in an injury of a patient. The Company maintains a reserve for product liability litigation and damages consistent with its previous long-term experience. Actual product liability litigation costs and damages during the last three reporting years have been immaterial which is consistent with the Company's overall history.

The Company absorbs the costs of clinical training, trouble-shooting and product warranties in its on-going operating expenses.

Litigation — The Company has been involved in lawsuits which are an expected consequence of its operations and in the ordinary course of business. There are no such lawsuits currently pending. With respect to the current litigation with the FDA, the Company has always strongly maintained that it is in substantial compliance with all government regulations. If the U.S. Court disagrees with the Company, there may be a materially adverse effect on the Company's financial condition or results of operations. Alternatively, if the U.S. Court agrees with it, the Company may have the opportunity to seek restitution of litigation costs and damages. The final pretrial conference is scheduled for June 20, 2005.

Irish Development Agency — In order to satisfy requirements of the Irish Development Agency in assisting the start-up of its Ireland subsidiary, the Company agreed to invest certain amounts and maintain a certain capital structure in its Ireland subsidiary. The effect of these financial relationships and commitments are reflected in the consolidated financial statements and do not represent any significant credit risk that would affect future liquidity.

NOTE 7. Income Taxes

Deferred tax assets (liabilities) consist of the following temporary differences (in thousands):

	December 31			
	2004		2003	
	Current	Long-term	Current	Long-term
Inventory write-downs and differences due to UNICAP	$ 73	$ —	$ 169	$ —
Allowance for doubtful accounts	30	—	29	—
Accrued liabilities and reserves	641	23	523	12
Other	6	(42)	—	22
Depreciation and amortization	—	161	—	164
Earnings from subsidiary	—	(911)	—	(863)
Deferred income taxes, net	$ 750	$ (769)	$ 721	$ (665)

The components of income tax expense are as follows (in thousands):

	Years ended December 31,		
	2004	2003	2002
Current	$ 3,666	$ 3,888	$ 3,715
Deferred	75	(47)	116
Total	$ 3,741	$ 3,841	$ 3,831

Income tax expense differed from amounts computed by applying the statutory federal rate to pretax income as follows (in thousands):

	Years ended December 31,		
	2004	2003	2002
Federal income tax expense at the statutory rate	$ 3,709	$ 3,716	$ 3,738
State income taxes	545	559	482
ETI, foreign sales corporation and tax credits	(164)	(68)	(182)
Other	(349)	(366)	(207)
Total	$ 3,741	$ 3,841	$ 3,831

Notes to Consolidated Financial Statements, continued

NOTE 8. Options

The Company has stock option plans which authorize the grant of stock options to eligible employees, directors and other individuals to purchase up to an aggregate of 1,014,226 shares of common stock, of which 755,526 are outstanding as of December 31, 2004. All options granted under the plans are granted at current market value at date of grant, and may be exercised between six months and ten years following the date of grant. The plans are intended to advance the interest of the Company by attracting and ensuring retention of competent directors, employees and executive personnel, and to provide incentives to those individuals to devote their utmost efforts to the advancement of the Company. Changes in stock options were as follows:

	Shares	Price Range Per Share
2004		
Granted	164,100	$ 18.00 — $ 25.59
Expired or canceled	44,767	6.75 — 25.59
Exercised	122,908	6.50 — 17.71
Total outstanding at December 31	755,526	6.50 — 25.59
Total exercisable at December 31	554,727	6.50 — 24.02
2003		
Granted	82,200	$ 17.71 — $ 24.02
Expired or canceled	12,562	6.75 — 17.71
Exercised	298,852	6.50 — 15.01
Total outstanding at December 31	759,101	6.50 — 24.02
Total exercisable at December 31	625,859	6.50 — 14.60
2002		
Granted	74,100	$ 14.60 — $ 15.01
Expired or canceled	31,574	6.50 — 15.01
Exercised	137,089	6.50 — 14.25
Total outstanding at December 31	988,315	6.50 — 15.01
Total exercisable at December 31	870,414	6.50 — 14.25

For the years ended December 31, 2004, 2003 and 2002, the Company reduced current income taxes payable and increased additional paid-in capital by (in thousands) $446, $1,109 and $354, respectively, for the income tax benefit attributable to sale by optionees of common stock received upon the exercise of stock options.

Stock-Based Compensation — The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as described in note 1.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years ended December 31,		
	2004	2003	2002
Expected dividend yield	0.7%	—	—
Expected stock price volatility	39.0%	40.5%	41.7%
Risk-free interest rate (weighted average)	3.7%	3.5%	4.3%
Expected life of options	6.2 years	5.9 years	5.2 years

The per-share weighted average fair value of options granted during 2004, 2003 and 2002 is $10.07, $8.89 and $6.52, respectively.

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.50 - 7.25	276,052	3.71	$ 6.83	276,052	$ 6.83
9.125-15.01	280,068	2.97	12.81	260,510	12.72
17.71 -25.59	199,406	9.03	22.72	18,165	20.32
$ 6.50 -25.59	755,526	4.84	$ 13.24	554,727	$ 10.04

Notes to Consolidated Financial Statements, continued

NOTE 9. Geographic Sales Information

The Company had sales in the following geographic areas (in thousands):

Year	United States	Europe	Other
2004	$ 20,452	$ 3,639	$ 2,394
2003	21,266	3,376	2,495
2002	21,626	3,337	2,398

NOTE 10. Product Sale and Purchase Commitments

The Company has license agreements for the rights to develop and market certain products or technologies owned by unrelated parties. The confidential terms of such agreements are unique and varied, depending on many factors relating to the value and stage of development of the technology licensed. Royalties on future product sales are a normal component of such agreements and are included in the Company's cost of goods sold on an ongoing basis.

The Company has in the past received and continues to receive royalties as a result of license agreements with unrelated companies that allow exclusive or nonexclusive rights to the Company's technology.

NOTE 11. Employee Benefit Plan

The Company has a contributory 401(k) savings plan for employees, who are at least 21 years of age, work 30 hours or more each week, and have a minimum of one year of service with the Company. The Company's contribution is determined annually by the board of directors. Company contributions were approximately (in thousands) $92, $95 and $94 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 12. Fair Value Financial Instruments

None of the Company's financial instruments, which are current assets and liabilities that could be readily traded, are held for trading purposes, except investments. Detail on investments is provided in note 3. The Company estimates that the fair value of all financial instruments at December 31, 2004, does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying consolidated balance sheet.

NOTE 13. Extraordinary Items

In fourth quarter 2004, the Company recognized extraordinary non-operating expense of (in thousands) $500 resulting from increasing the Company's reserve for litigation expenses related to the litigation process with the U.S. Food & Drug Administration. Taxes on the expense were (in thousands) $204, resulting in a decrease to 2004 net income of $296.

In January 2004, the Company received a payment of (in thousands) $30,944 in damages and interest resulting from a 2002 District Federal Court judgment relating to the Company's patent infringement litigation against Tyco/Kendall•LTP. The Company recognized extraordinary non-operating income from that payment of (in thousands) $6,060 in first quarter 2004 and (in thousands) $24,884 in fourth quarter 2003. After subtraction of additional expenses of (in thousands) $350 and income taxes of (in thousands) $2,361, the extraordinary income adds (in thousands) $3,349 to 2004 net income. Likewise, after subtraction of additional expenses of (in thousands) $2,208 and income taxes of (in thousands) $9,250, the extraordinary income adds (in thousands) $13,426 to 2003 net income.

NOTE 14. Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004), "Accounting for Stock Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This revised statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods and services, including the grant of stock options to employees and directors. The statement is effective for periods beginning after June 15, 2005, and will require the Company to recognize compensation cost based on the grant date fair value of the equity instruments it awards. The Company currently accounts for those instruments under the recognition and measurement principles of APB Opinion 25, including the disclosure-only provisions of the original SFAS 123. Accordingly, no compensation cost from issuing equity instruments has been recognized in the Company's financial statements. The Company estimates that the required adoption of SFAS 123 (R) in third quarter 2005 will have a negative impact on its consolidated financial statements. Please see note 1 for an estimate of the impact this statement would have had on the Company's net income for the periods covered by this report.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2004.

The Company's independent registered public accounting firm, Jones Simkins, P.C., has audited management's assessment of the Company's internal control over financial reporting as of December 31, 2004, and their report is shown on page 24.





Kevin L. Cornwell
Chief Executive Officer

Greg A. LeClaire
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

We have audited management's assessment, included in the accompanying report titled *Management's Report on Internal Control Over Financial Reporting,* that Utah Medical Products, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the *Committee of Sponsoring Organizations of the Treadway Commission (COSO).* Utah Medical Products, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Utah Medical Products, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by the *Committee of Sponsoring Organizations of the Treadway Commission (COSO).* Also in our opinion, Utah Medical Products, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control-Integrated Framework* issued by the *Committee of Sponsoring Organizations of the Treadway Commission (COSO).*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the December 31, 2004 consolidated financial statements of Utah Medical Products, Inc. and our report dated January 17, 2005 expressed an unqualified opinion.



Jones Simkins, P.C.
Logan, Utah
January 17, 2005

Corporate Information

Forward-looking Information

This report contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "believe," "project," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company respecting future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties noted below and throughout this document. Although the Company has attempted to identify important factors that could cause the actual results to differ materially, there may be other factors that cause the forward statement not to come true as anticipated, believed, projected, expected or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those described herein as anticipated, believed, projected, estimated, expected or intended.

General risk factors that may impact the Company's revenues include: the market acceptance of competitive products; administrative practices of group purchasing organizations; obsolescence caused by new technologies; the possible introduction by competitors of new products that claim to have many of the advantages of UTMD's products at lower prices; the timing and market acceptance of UTMD's own new product introductions; UTMD's ability to efficiently and responsively manufacture its products, including the possible effects of lack of performance of suppliers; success in gaining access to important global distribution channels; budgetary constraints; the timing of regulatory approvals for newly introduced products; regulatory intervention in current operations, particularly including the current action filed by the Justice Department on behalf of the FDA against UTMD in the U.S. District Court for the District of Utah (see Government Regulation, above); third party reimbursement of health care costs of customers; and other factors set forth in the Company's Securities and Exchange Commission filings, including UTMD's 10-K for the year ended December 31, 2004.

Risk factors, in addition to the risks outlined in the previous paragraph that may impact the Company's assets and liabilities, as well as cash flows, include: risks inherent to companies manufacturing products used in healthcare, including claims resulting from the improper use of devices and other product liability claims; defense of the Company's intellectual property; productive use of assets in generating revenues; management of working capital, including inventory levels required to meet delivery commitments at a minimum cost; and timely collection of accounts receivable.

Additional risk factors that may affect non-operating income include: the continuing viability of the Company's technology license agreements; actual cash and investment balances; asset dispositions; and acquisition activities that may require external funding.

Board of Directors

Kevin L. Cornwell
Chairman and CEO

Stephen W. Bennett, M.D., Dr. P.H.
Retired Senior Healthcare Analyst
G.T. Management Ltd.

Ernst G. Hoyer
Retired, General Manager
Petersen Precision Engineering Co.

Barbara A. Payne, Ph.D.
Consultant

Paul O. Richins
Chief Administrative Officer

Officers

Kevin L. Cornwell
President and Secretary

Charles F. Arthur
Vice President, Sales

Marcena H. Clawson
Vice President, Materials

Greg A. LeClaire
Chief Financial Officer, VP

Paul O. Richins
Chief Administrative Officer, VP

Ben D. Shirley
Vice President,
Product Development
and Quality Assurance

Jean P. Teasdale
Vice President, Manufacturing

Investor Information

CORPORATE HEADQUARTERS

Utah Medical Products, Inc.
7043 South 300 West
Midvale, Utah 84047

FOREIGN OPERATIONS

Utah Medical Products Ltd.
Athlone Business & Technology Park
Dublin Road
Athlone, County Westmeath
Ireland

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Street
Cranford, New Jersey 07016

AUDITORS

Jones Simkins, P.C.
Logan, Utah

CORPORATE COUNSEL

Kruse, Landa, Maycock & Ricks, L.L.C.
Salt Lake City, Utah

Arthur Cox, Solicitors
Dublin, Ireland

Corporate Stock

The Company's common stock trades on the Nasdaq Stock Market (symbol: UTMD). The following table sets forth the high and low sales price information as reported by Nasdaq for the periods indicated.


UTMD
NASDAQ
LISTED

	2004		2003	
	High	Low	High	Low
First Quarter	$ 26.45	$ 23.52	$ 19.35	$ 17.41
Second Quarter	27.19	23.80	20.87	18.10
Third Quarter	27.00	16.02	24.99	20.05
Fourth Quarter	23.45	17.50	26.30	21.00

For shareholder information contact: Paul Richins, (801) 566-1200
Website: www.utahmed.com, e-mail: info@utahmed.com

Utah Medical Products, Inc.

7043 South 300 West

Midvale, Utah 84047

www.utahmed.com

e-mail: info@utahmed.com

